Securities and Exchange Commission
100 First Street N.E.
Washington DC 20549

February 15, 2007

RE: Follow-Up to Our Original Responses

Attn:	Mr. Jim B. Rosenberg Mr. Jim Atkinson Ms. Kei Ino
Re:	Alpharma Inc. Form 10-K for the Year Ended December 31, 2005 Filed March 16, 2006 File No. 001-08593

Ladies and Gentlemen:

Pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find the company's responses to the two verbal follow-up comments provided by Ms. Kei Ino of the Commission in a discussion on Wednesday, February 7, 2007. These responses should be read in conjunction with the Company's original responses submitted on January 18, 2007, which were made in response to your comment letter dated December 21, 2006 in connection with the Company's above-captioned Annual Report on Form 10-K for the year ended December 31, 2005.

The numbered paragraphs below set forth the SEC staff's original comments together with the Company's additional responses only as it applies to the SEC's verbal follow-up inquires. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K.

Form 10-K

Item 7. Management's Discussion and Analysis (MD&A) of Financial Condition and Results of Operations

Results of Continuing Operations 2005 vs. 2004

1.      Staff's Comment: Please explain to us why you did not include a discussion of the material impact that the operations that you discontinued in these reporting periods had on your financial position.

      Follow-up response: The Company will add language to its 2006 Form 10-K, Item 7, MD&A discussing its discontinued operations, as follows:

Discontinued Operations

On December 19, 2005, the Company sold its world-wide human generic pharmaceutical business (the "Generics Business"), excluding ParMed Pharmaceuticals Inc. ("ParMed"), its generic pharmaceutical telemarketing distribution unit, to Actavis Group hf ("Actavis") for cash in the amount of $810 million. The net cash proceeds from this sale were used to repay all of the Company's outstanding debt, which amounted to $416.7 million at December 31, 2005. On March 31, 2006, the Company sold ParMed for cash in the amount of $40.1 million. After completing both of these sales, the Company had no debt and cash and cash equivalents at March 31, 2006, amounting to $366.4 million.

The results of operations of the Generics Business and ParMed (collectively, the "Discontinued Operations"), for the three years ended December 31, 2006, 2005, and 2004 and the financial position of the Discontinued Operations at December 31, 2006 and 2005, are summarized as follows:
Statements of Operations
(Amounts in 000s)	Years Ended December 31,
	2006	2005	2004
Total revenues	$17,142	$ 870,178	$ 826,151
Cost of sales	12,030	580,683	587,730
Gross profit	5,112	289,495	238,421

Operating expenses	2,756	244,853	524,572

Operating income	2,356	44,642	(286,151)
Interest expense and amortization of debt issuance cost	--	(423)	(299)
Other income (expense), net	--	2,309	30,149
Income (loss) from discontinued operations before provision for income taxes	2,356	46,528	(256,301)
Provision for income taxes	825	10,194	11,673

Net income (loss) from discontinued operations	$1,531	$ 36,334	$ (267,974)

There were no assets and liabilities of discontinued operations at December 31, 2006 and, at December 31, 2005, the assets and liabilities of discontinued operations consisted of solely ParMed assets ($17.5 million) and liabilities ($12.1 million) held for sale at that time.

Results in 2006 include only the results of operations of ParMed for the three months ended March 31, 2006, prior to its sale on March 31, 2006.

The Discontinued Operations reported revenues of $870.2 million and $826.2 million in 2005 and 2004, respectively. Gross profit margins improved to 33.3% in 2005, from 28.9% in 2004, primarily a result of increased sales of gabapentin in the U.S. Generics business and costs reductions achieved in the Generics Business through supply chain and other process improvement initiatives. In 2005, the Discontinued Operations reported operating income of $44.6 million compared with an operating loss of $286.2 million in 2004. The 2004 operating loss was principally attributable to a $260 million goodwill impairment charge and a $15.5 million facility impairment charge recorded in the U.S. Generics business in 2004. During the fourth quarter of 2004, a number of factors emerged which impacted the estimated future cash flows of the U.S. Generics business. These factors included recent experience with new product launches for which pricing was significantly below previous expectations, reflecting increasing competition, including authorized generics. As a result, during the fourth quarter of 2004, estimates for new product launches and the future profitability of the U.S. Generics business were adjusted downward, resulting in declines in projected cash flows and indications of an impairment of the goodwill attributable to the U.S. Generics business. Based upon preliminary SFAS 142 Step two valuation work performed by an independent valuation firm, the Company estimated and recorded a goodwill impairment charge of $260 million in the fourth quarter of 2004. The SFAS 142 step two valuation work was finalized in the first quarter of 2005, and the Company recorded an adjustment of $0.8 million in the first quarter of 2005, increasing the total U.S. Generics goodwill impairment charge to $260.8 million.

Critical Accounting Policies

Revenue Recognition

2.      Staff's Comment: We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved as follows, please provide us the following disclosure-type format:

      Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

      Disclose the factors that you consider in estimating each accrual such as historical return of products, level of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

      To the extent that information you consider in b.) is quantifiable disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregate by expiration period.

      If applicable, discuss any shipments made as a result of the incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

      A roll forward of the liability for each estimate for each period presented showing the following:

        Beginning balance,

        Current provision related to sales made in the current period,

        Current provision related to sales made in prior periods,

        Actual returns or credits in current period related to sales made in current period

        Actual returns or credits in current period related to sales made in prior periods, and

        Ending balance.

      In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reasons for fluctuations for each type of reduction of gross revenue (i.e., product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these had on your revenues and operations.

Follow-Up Response: The Company confirms its original response that it will provide the indicated additional disclosures, including a discussion of any material adjustments to prior period reserves.

Acknowledgment:

In connection with the above response, we acknowledge that:

    The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K filing;

    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We trust the above response has adequately addressed your questions. If you have any questions relating to any of the foregoing, please contact the undersigned at (201) 228-2068, Jack Konzelmann, VP Controller and Principal Accounting Officer at (201) 228- 5026, or Marie Amerasinghe, VP Commercial Law at (201) 228-2023.

Sincerely,

/s/ Jeffrey S. Campbell
Jeffrey S. Campbell
Vice President Finance &
Interim Chief Financial Officer